Mail Stop 3561

February 17, 2009

BY U.S. MAIL and FACSIMILE

Mr. Paul W. Lowden
 President and Chief Executive Officer
ARCHON CORPORATION
4336 Losee Road, Suite 5
North Las Vegas, Nevada 89030

> **Re: Archon Corporation**
> **Item 4.01 Form 8-K**
> **Filed February 17, 2009**
> **File No. 1-09481**

Dear Mr. Lowden:

We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.01 disclosures of the Form 8-K and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

Item 4.01 Changes in Registrant's Certifying Accountants

Please amend your Item 4.01 Form 8-K disclosures in their entirety to expand for the following comments:

1.   In the first paragraph, please expand the disclosure to specifically indicate if you thereby 'dismissed' your former accountants, Piercy Bowler Taylor & Kern, on February 10, 2009, effective with the retention on this same date of your new accountants, De Joya Griffith & Company, LLC. To the extent that Piercy Bowler Taylor & Kern instead 'resigned' or 'declined to stand for re-election' as your accountants, rather than having been 'dismissed,' please disclose. If the date of cessation of the auditor-client relationship with the former accountants was other than February 10, 2009, please disclose the date. See Item 304(a)(1)(i) of Regulation S-K.

2.   Further, expand the disclosures in the first paragraph to indicate the fiscal year for which De Joya Griffith & Company, LLC has been retained. In the third paragraph, please identify the periods that refer to the "past two fiscal years" in which Piercy Bowler Taylor & Kern were your accountants. Similar specificity of the "prior two years" should be made in the fourth paragraph.

3.   Refer to the fourth paragraph. Expand or clarify the disclosures in items (b) and (c) to disclose that during the prior two most recent fiscal years (i.e., please specify the periods) and the subsequent interim period through the cessation date of the auditor-client relationship (i.e., please specify if by dismissal, resignation or declined to stand for re-election) that there were no known disagreements with the Company and no reportable events regarding the Company. Your current disclosure in item (c) should be revised to delete the phrase "that have not been heretofore adequately disclosed" to the extent that there have been no reportable events during the most recent two fiscal years and subsequent interim period through the date of cessation with the former accountants.

4.   An updated Exhibit 16.1 letter (or to be filed under Exhibit 99.2) from Piercy Bowler Taylor & Kern should be filed with the amended Item 4.01 Form 8-K indicating whether or not they agree with your revised disclosures. The amendment should be filed immediately.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact the undersigned below at (202) 551-3328, if you have questions regarding the above matters.

Sincerely,

Beverly A. Singleton
Staff Accountant